Exhibit 3

Description of the Registrant

This description of the Council of Europe Development Bank (the “CEB” or the “Bank”) is dated April 19, 2021 and appears as Exhibit 3 to the annual report on Form 18-K of the CEB for the fiscal year ended December 31, 2020.

PRESENTATION OF FINANCIAL INFORMATION	2
THE COUNCIL OF EUROPE DEVELOPMENT BANK	3
Overview	3
Legal Status	3
Member States	4
Relationship with the Council of Europe	4
Cooperation with the European Union and Other International Institutions	5
Migrant and Refugee Fund	6
Green Social Investment Fund	6
The CEB as ODA-Eligible International Organization	6
CEB Strategy 2020-2022	6
Impact of the COVID-19 Pandemic	7
CAPITALIZATION AND INDEBTEDNESS	9
CAPITAL STRUCTURE	10
Subscribed, Called and Uncalled Capital	10
Reserves	11
OPERATIONS	12
Overview	12
Financial Means of Action	12
Project Financing	12
Overview of CEB’s Lending Activities	14
FINANCIAL REVIEW	16
Overview	16
Results of Operations	16
Balance Sheet	17
GOVERNANCE	21
Governing Board	21
Administrative Council	21
Current Membership of the Governing Board and the Administrative Council	22
The Governor	26
Auditing Board	26
Staff	27

THE DELIVERY OF THIS DOCUMENT AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS DOCUMENT (OTHERWISE THAN AS PART OF A PROSPECTUS CONTAINED IN A REGISTRATION STATEMENT FILED UNDER THE U.S. SECURITIES ACT OF 1933) DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OF COUNCIL OF EUROPE DEVELOPMENT BANK.

PRESENTATION OF FINANCIAL INFORMATION

The capital of the CEB is denominated, and its accounts are kept, in euro. As used herein, the terms “euros”, “EUR” and the euro sign (€) refer to the single European currency of the member States of the European Union (“EU”) participating in the euro, and the terms “dollars”, “U.S. dollars”, “USD” and the dollar sign ($) refer to United States dollars.

Any discrepancies in the tables included in this annual report between the amounts and the totals thereof are due to rounding.

THE COUNCIL OF EUROPE DEVELOPMENT BANK

Overview

The Council of Europe Development Bank is a multilateral development bank with a social vocation.

The CEB was established in 1956 by eight Council of Europe member states pursuant to a Partial Agreement between those states (the “Partial Agreement”). The Bank is governed by the Third Protocol to the General Agreement on Privileges and Immunities of the Council of Europe of March 6, 1959 (the “Protocol”), by its Articles of Agreement as amended (the “Articles”) and by regulations issued pursuant to the Articles. The CEB falls under the supreme authority of the Council of Europe but is legally separate and financially autonomous from it. The Bank is solely responsible for its own indebtedness. Currently, 42 European states are members of the Bank (the “Member States”). See “—Member States” below for further details.

Originally, the Bank’s primary purpose was to finance social programs related to the resettlement of refugees migrating to and between European countries in the aftermath of World War II. The Bank later extended the scope of its activities to providing aid to victims of natural or ecological disasters and to supporting other social objectives directly contributing to strengthening social cohesion in Europe. These other social objectives currently include education and vocational training, health, housing for low-income persons, supporting micro, small and medium-sized enterprises (“MSMEs”), improving living conditions in urban and rural areas, protection of the environment, protection of historic and cultural heritage, and infrastructure of administrative and judicial public services. See “Operations”.

In order to serve these objectives, the Bank grants or guarantees long-term loans to its Member States or institutions approved by them. Since its inception, the CEB has disbursed approximately €55.0 billion in loans. The CEB’s loans and guarantees typically cover only part of the cost of any project, supplementing each borrower’s own funds and credits from other sources, which may include other multilateral lending institutions. With certain exceptions, the Bank generally does not lend more than 50% of the cost of a project. As of December 31, 2020, the CEB had the equivalent of €17.4 billion of loans outstanding, excluding interest receivable and fair value adjustments of loans hedged by derivative instruments.

The CEB funds its operations primarily through debt offerings in the international capital markets. As of December 31, 2020, the Bank had total outstanding funded debt (debt securities, including interest payable thereon and value adjustments of debt securities hedged by derivative instruments) of €22.8 billion. The Bank’s capital consists of participating certificates which are subscribed to by its Member States. Starting with subscribed capital equivalent to €5.7 million in 1956, the Bank had subscribed capital of €5.5 billion as of December 31, 2020. See “Capital Structure”. As of December 31, 2020, €613.0 million of the Bank’s subscribed capital has been paid in.

The Governing Board may, upon a proposal of the Administrative Council, make calls upon subscribed and unpaid capital in order to enable the CEB to meet its obligations, including repaying the Bank’s indebtedness. Since the CEB’s inception, no such calls have ever been made. In addition, the Governing Board may, upon a proposal of the Administrative Council, decide to increase the Bank’s subscribed capital, as it did on February 4, 2011 when it approved the Bank’s sixth capital increase. See “Capital Structure”.

The CEB is supervised by a Governing Board and an Administrative Council, each of which is composed of representatives of each of the Member States. The Bank is represented in all of its transactions and legal proceedings by a Governor appointed for a five-year term by the Governing Board. The Bank’s operational headquarters are located at 55, avenue Kléber, 75116 Paris, France.

Legal Status

The CEB was established on April 16, 1956 pursuant to the Articles adopted by the Committee of Ministers of the Council of Europe (the “Committee of Ministers”). The Committee of Ministers is the Council of Europe’s decision-making body. It comprises the ministers of foreign affairs of all member states of the Council of Europe, or their permanent diplomatic representatives in Strasbourg, France. The Articles form an integral part of the Protocol that also governs the CEB. The Protocol endows the CEB with a separate juridical personality with the capacity to enter into contracts, acquire and dispose of property, institute legal proceedings and carry out transactions related to its statutory purposes. The Protocol also grants the CEB various privileges and immunities in the Member States, including (a) an exemption from all direct taxes, (b) freedom of its property and assets from governmental restrictions, regulations, controls and moratoria of any nature, (c) immunity of its property and assets from search, requisition, confiscation, expropriation or any other form of distraint by executive or legislative action, and (d) immunity of its property and assets from all forms of seizure, attachment or execution before the delivery against the CEB of a final enforceable judgment rendered by a court of competent jurisdiction. By virtue of the Protocol, the CEB is subject to a national law only to the extent expressly agreed to by the CEB and to the extent that national law does not derogate from the Protocol or the Articles. However, notwithstanding certain exceptions, the Protocol subjects the CEB to the jurisdiction of the courts of its Member States and those states where the CEB has contracted or guaranteed loans.

Member States

According to the Articles, members of the CEB may include member states of the Council of Europe, or, upon the Bank’s authorization, a European state which is not a member of the Council of Europe or an international institution with a European focus. No such international institution has ever been a member of the Bank.

The number of Member States of the Bank has increased from 22 in 1991 to 42 as of the end of 2019 as a result of new Member States joining primarily from Central and Eastern Europe. Most recently, in May 2020, Andorra joined as the Bank’s 42nd Member State. The current members of the Bank and their dates of accession are set forth in the table below:

Member States of the Council of Europe Development Bank and Year of Accession

Albania	1999	Latvia	2013
Andorra	2020	Liechtenstein	1976
Belgium	1956	Lithuania	1996
Bosnia and Herzegovina	2003	Luxembourg	1956
Bulgaria	1994	Malta	1973
Croatia	1997	Moldova (Republic of)	1998
Cyprus	1962	Montenegro	2007
Czech Republic	1999	Netherlands	1978
Denmark	1978	North Macedonia(1)	1997
Estonia	1998	Norway	1978
Finland	1991	Poland	1998
France	1956	Portugal	1976
Georgia	2007	Romania	1996
Germany	1956	San Marino	1989
Greece	1956	Serbia	2004
Holy See	1973	Slovak Republic	1998
Hungary	1998	Slovenia	1994
Iceland	1956	Spain	1978
Ireland	2004	Sweden	1977
Italy	1956	Switzerland	1974
Kosovo	2013	Turkey	1956

(1)	Pursuant to the Agreement dated June 17, 2018 between Greece and the former Yugoslav Republic of Macedonia, which entered into force on February 12, 2019, the former Yugoslav Republic of Macedonia became the Republic of North Macedonia – short name North Macedonia.

As a sign of solidarity among Member States, the Bank aims to provide increased support to a group of 22 Central, Eastern and South Eastern European countries, namely Albania, Bosnia and Herzegovina, Bulgaria, Croatia, Cyprus, the Czech Republic, Estonia, Georgia, Hungary, Kosovo, Latvia, Lithuania, Malta, North Macedonia, The Republic of Moldova, Montenegro, Poland, Romania, Serbia, the Slovak Republic, Slovenia and Turkey (collectively, the “Target Group Countries”).

Relationship with the Council of Europe

Founded in 1949, the Council of Europe is a 47-member international organization that works to protect human rights, pluralist democracy and the rule of law; to promote awareness and encourage the development of Europe’s cultural identity and diversity; to find common solutions to the challenges facing European society; and to consolidate democratic stability in Europe by backing political, legislative and constitutional reform. Most countries in Europe are members of the Council of Europe.

Only one member state of the EU, Austria, is a member of the Council of Europe but not of the CEB. The Holy See, while a member of the CEB, is not a member of the Council of Europe but an observer to the Committee of Ministers. Kosovo is a member of the CEB but not of the Council of Europe.

The CEB was established pursuant to the Partial Agreement between those Council of Europe member states that wished to become members of the CEB. As a general matter, partial agreements permit member states of the Council of Europe to engage in Council of Europe activities without the approval of all member states. Activities governed by a partial agreement remain an activity of the Council of Europe in the same way as other Council of Europe activities, except that activities pursuant to partial agreements are endowed with their own budgets and working methods determined only by the member states which have entered into the partial agreement. A “Secretariat of the Partial Agreement” acts as a liaison between the Council of Europe and the CEB. The relationship between the two organizations is also guided in practice by the Articles, the Protocol, and various rules of procedure for the Bank’s governing bodies.

The CEB acts under the supreme authority of the Council of Europe, and its social objectives are in line with those of the Council of Europe. The CEB’s statutory purposes cannot be changed except with the approval of the Committee of Ministers. In addition, the Council of Europe must be regularly informed of the CEB’s activities, and the CEB’s Governing Board is required to state a position on any recommendations and opinions concerning the Bank that the Committee of Ministers and the Parliamentary Assembly of the Council of Europe may transmit to it. The Secretary General of the Council of Europe is also permitted to participate in, or be represented at, meetings of the CEB’s Governing Board and Administrative Council, without the right to vote. Finally, the Council of Europe also evaluates projects from a political and social perspective.

Except as noted herein, however, the CEB is separate from the Council of Europe, is governed by separate supervisory and administrative bodies and maintains its own sources of revenues and financial operations.

Cooperation with the European Union and Other International Institutions

Over the years, the CEB has forged partnerships with other international organizations and donors to bring additional financing and greater expertise to the projects it supports. In addition to its natural links with the Council of Europe, the CEB has become a partner of choice to the EU (CEB’s main donor) and regularly cooperates with other international financial institutions (“IFIs”), as well as with several United Nations specialized agencies. The CEB takes part in the following programs:

•	the Regional Housing Programme (“RHP”), which is aimed at providing durable housing solutions for refugees and displaced persons within the Western Balkans and which was developed by Bosnia and Herzegovina, Croatia, Montenegro and Serbia with the support of the European Commission, the United Nations High Commissioner for Refugees (“UNHCR”), the Organization for Security and Co-Operation in Europe (OSCE), the United States of America, as well as other international donors, and in the context of which the CEB manages contributions from donors as well as provides technical and administrative services;

•	the Western Balkans Investment Framework (WBIF), in which the CEB participates together with the EU, the European Investment Bank (“EIB”), the European Bank for Reconstruction and Development (“EBRD”) and donors and which aims at facilitating access to European financing for the countries in the Western Balkans;

•	the European Local Energy Assistance (ELENA), a facility that provides grants to public entities for the development of investment programs related to energy efficiency projects;

•	the Eastern Europe Energy Efficiency and Environmental Partnership (E5P), a fund that combines contributions from the EU and donor countries in favor of municipal investments in energy efficiency and environmental projects in Armenia, Azerbaijan, Belarus, Georgia, the Republic of Moldova and Ukraine;

•	the Facility for Refugees in Turkey (“FRiT”) established by the EU in November 2015, through which the EU has contributed to the CEB €50 million in 2017 and €90 million in 2020, to finance health care infrastructure in Turkey which will serve both Syrian refugees and their host community;

•	European Networks for the Integration of Migrants and Refugees, including the European Partnership on Inclusion of Migrants and Refugees – as part of the Urban Agenda for the EU – which aims to increase knowledge on integration issues and sharing good practices among countries, regions, cities and financial institutions; as well as ‘Regions4Integration’ launched in April 2019 by the European Committee of Regions as a political platform for European mayors and regional leaders to showcase positive examples of integration of migrants and refugees, share knowledge and best practices, and promote diversity as an added value to building inclusive cities and ensuring social cohesion;

•	a number of initiatives, such as the Harmonized Indicators for Private Sector Operations (HIPSO) initiative, health and social care partnerships, and the Climate Action in Financial Institutions initiative, based on the Five Voluntary Principles for Mainstreaming Climate Action, the World Observatory on Subnational Governance Finance and Investment, an initiative led by the Organisation for Economic Co-operation and Development (“OECD”) and the United Cities and Local Governments (UCLG) and financially supported among others by the CEB, the European Association of Long-Term Investors (ELTI), the first joint report on the Multilateral Development Bank contributions to financing the Sustainable Development Goals released in December 2020, and the signing of the Joint Declaration of All Public Development Banks in the World, at the Finance in Common Summit on November 12, 2020; and

•	the UN Framework Convention on Climate Change, on which the CEB obtained permanent observer status in 2018.

At the end of 2020, the balance of fiduciary accounts related to the RHP and of fiduciary accounts funded entirely or mainly by the EU stood at €78 million. Accounts related to the RHP accounted for the vast majority of this balance, i.e. 79% of the total.

The CEB has also signed Memoranda of Understanding or other cooperation agreements with the EBRD, the European Stability Mechanism (ESM), the World Bank Group, the Nordic Investment Bank (NIB), the EIB, KfW, the United Nations Children’s Fund (“UNICEF”), which was renewed in July 2019, the Office of the United Nations High Commissioner for Refugees (“UNHCR”), and the United Nations Development Program (“UNDP”, with which the existing bilateral cooperation agreement was extended on February 6, 2017 for another five years), as well as with the United Nations International Computing Centre (UNICC) on November 19, 2020. Furthermore, the Bank maintains a collaboration with other UN agencies, such as the World Health Organization (“WHO”) and the International Organization for Migration (“IOM”). The amount of grants approved by the CEB in favor of UNICEF, UNHCR, UNDP, WHO and IOM stood at €26 million at the end of 2020.

Migrant and Refugee Fund

In response to the increase in the number of migrants seeking asylum in Europe, the CEB set up the Migrant and Refugee Fund (“MRF”) in 2015, a grant-based financial instrument to help Member States deal with migrant and refugee flows. Following a proposal by the Governor, the CEB’s Administrative Council unanimously approved the establishment of the MRF in October 2015. In July 2020, the termination date of the MRF was postponed from March 2021 to December 2025.

The MRF supports the CEB Member States’ efforts to ensure that migrants and refugees who arrive on their territory enjoy basic human rights, such as shelter, food and medical aid, as well as personal security. The MRF may also be used to help Member States integrate these populations and enable them to rebuild their lives in dignified conditions.

At year-end 2020, total funds committed to the MRF amounted to €28.4 million, while grants in an aggregate amount of €27.1 million had been approved.

Green Social Investment Fund

The Green Social Investment Fund (“GSIF”) was established by the CEB in March 2020 to help accelerate its Member States’ transition towards low carbon and climate resilient economies. The GSIF will be used to scale up the de-carbonization and climate-proofing of social infrastructure and to make climate action measures more socially affordable and accessible to vulnerable groups. The GSIF has been endowed with an initial contribution of €5 million, allocated from the CEB’s annual profit. Member States have also been invited to provide grant contributions to the fund.

The CEB as ODA-Eligible International Organization

In 2014, the CEB was added to the list of Official Development Assistance (“ODA”)-eligible international organizations. ODA is a term coined by the Development Assistance Committee (DAC) of the OECD that is widely used to measure international aid flows from donors to developing countries to support their economic development. ODA is the key measure used in practically all aid targets and assessments of aid performance. In reporting their ODA, donor countries refer to a list of ODA-eligible international organizations. Contributions to these organizations, which are not earmarked, may be reported as ODA in whole or in part.

The CEB’s ODA eligibility recognizes the concessional character (at least partially) of the CEB’s lending and its grant element. It also aligns the CEB with its peers, such as the EBRD, the EIB and the World Bank Group, all of which are also listed as ODA-eligible international organizations.

CEB Strategy 2020-2022

Established in 1956 in order to finance social programs for European refugees, the CEB’s scope of action has progressively broadened to include other objectives that contribute to strengthening social cohesion. The CEB’s current Development Plan 2020-2022 was adopted in December 2019 as a confirmation of the Bank’s distinctive social mandate and its main strategic goals in support of more inclusive, resilient and sustainable societies in its Member States. The strategy focuses on strengthening the Bank’s capability to respond to the numerous challenges faced by its Member States through three ‘lines of action’ that underpin the CEB’s social mandate:

•	Inclusive growth: Working to guarantee access to economic opportunities to ensure a prosperous future for all.

•	Support for vulnerable groups: Helping to integrate the most vulnerable citizens to nurture a more diverse society.

•	Environmental sustainability: Supporting a livable society that promotes environmental sustainability, and mitigates and adapts to climate change.

Under the Development Plan 2020-2022 the CEB seeks to achieve a volume of loan approvals of around €4 billion per year, with the level of disbursements in both Target Group and non-Target Group Countries increasing steadily. All activity targets have been set with a +/– 10% flexibility. The onset of the COVID-19 pandemic at the start of 2020 has not changed the overall strategic orientation of the Development Plan; the established benchmarks remain in force as yardsticks against which to measure and evaluate CEB’s mobilization in support of its Member States’ response to the health crisis.

In terms of operational approach, under the Development Plan 2020-2022 the CEB continues to enhance the social impact of its activities through a number of means. In particular, the Bank intends to

•	Continue to focus on its Target Group Countries and to finance projects with a high social impact.

•	Expand sub-national strategic partnerships, including through innovative financing solutions that allow for new financing mechanisms, the leveraging of EU funds and/or the participation in public-public or public-private partnerships.

•	Increase its existing partnership network with national promotional banks to boost its financing operations in support of strategic national policy and investment goals in the social and economic sectors.

•	Develop partnerships with public and private institutions in order to leverage resources, expertise and technical assistance, so as to strengthen institutional capacity.

•	Integrate the Sustainable Development Goals (“SDGs”) into its operational activity by prioritizing a set of key SDGs that are most relevant to the Bank’s mandate and lines of action, identifying the CEB’s potential contribution to the SDGs in the project appraisal phase and then regularly assessing it at portfolio level.

•	Continue to pursue its social inclusion bond issuance program as a means to raise the visibility of the Bank’s social mandate and operations and to further expand it with ‘theme-based’ bonds on specific topics pertaining to CEB’s social mandate and operations, if conditions are met.

•	Strengthen its capacity to seek out environmental sustainability components in its socially-oriented investments and work towards progressively aligning its operations with the 2015 Paris Agreement on climate change.

•	Embed Corporate Social Responsibility and sustainability in all its operations and align its financing activities with international standards and best practices, especially of its peer IFIs, also with a view to meeting the requirements of Environmental, Social and Governance rating agencies and socially-responsible investors.

Impact of the COVID-19 Pandemic

Overview

Based on solid risk metrics, the Bank is a leading financing provider in its core activity sectors of health, education, community services and civil protection, to support its borrowers in coping with the health, economic and social impact of the COVID-19 pandemic. This is also reflected in strong additional financing demand from sovereign and sub-sovereign borrowers across Europe since the outbreak of the COVID-19 pandemic. As a result, during 2020, project approvals have substantially accelerated and loan disbursements have significantly increased.

The CEB’s net profit has been materially affected by current macro-economic challenges linked to the COVID-19 pandemic, which determines the need for provisioning under IFRS 9, “Financial Instruments”. These effects have significantly reduced the net profit for 2020, but they do not reflect any credit incidents or signs of distress on the borrowers’ side nor do they undermine the Bank’s financial profitability, which remains resilient. For additional information on how the COVID-19 pandemic has impacted the CEB’s results of operations and balance sheet, see “Financial Review”.

Lending Activity

Among the first international financial institutions (“IFIs”) to respond to the COVID-19 pandemic, the CEB has put in place COVID-19 related financing to help mitigate the health, economic and social fallout from the pandemic on its borrowers. As a result, the CEB’s lending activity in terms of volume and number of operations increased sharply during 2020 and reached historically high levels of project approvals and loan disbursements at year-end 2020.

COVID-19 related projects supported by the Bank seek to provide timely funding to its Member States, mostly national and regional governments, to help strengthen healthcare service delivery and broaden civil protection measures, thus ensuring business continuity during the on-going pandemic, while rolling out initial measures for a resilient socio-economic recovery.

A portion of loan proceeds is also being allocated to supporting the provision of digital tools needed to ensure distance learning or to compensate local governments for the lack of tax revenues in order to allow them to continue to provide public services as well as, importantly, increase focus on the most vulnerable population groups.

As of December 31, 2020, the CEB had approved loans in an aggregate amount of €6.0 billion, an increase of 51% compared to December 31, 2019, €3.1 billion of which are dedicated to COVID-19 support in 18 countries. Also as of December 31, 2020, around €530 million aggregate principal amount of projects already approved have been repurposed to respond swiftly to both the health emergency and the severe impact of the related economic fallout on MSMEs. A total of €4.5 billion in loans – both ordinary course of business and COVID-19 related – were disbursed in 2020 compared to €2.8 billion in 2019. Of these, 34% have been disbursed as COVID-19 related loan tranches.

While a fast-track written procedure allowed for a swift approval of COVID-19 related projects, including by the CEB’s governance bodies, which met virtually more frequently in extraordinary session, rapid disbursements and the implementation of COVID-19 related loans were facilitated through a number of relevant derogations and waivers. Specific measures include waivers regarding the proportion of the total cost of projects that may be financed by CEB loans and the possibility for first loan tranches to exceed the usual ceiling of 50% of the total loan amount. Moreover, under COVID-19 emergency financing for MSMEs, funding of working capital needs is being provided without the usual sub-loan limits for the period of 12 months following approval.

With the aim of coordinating efficient action, contacts with the European Union and other international organizations have been initiated within the framework of the CEB’s mandate, strategic objectives and capital endowment. The CEB is already co-financing a number of new COVID-19 related operations with other IFIs. In the longer term, the CEB may provide additional support to enhance the resilience and reinforce the preparedness of its Member States in the post-COVID-19 recovery phase.

Funding and Treasury

The CEB’s liquidity indicators have remained in line with the Bank’s prudential framework at all times since the start of the COVID-19 pandemic. The CEB’s approach of maintaining ample liquidity, as well as diversifying its funding sources, has allowed the Bank to make the extra loan disbursements resulting from the COVID-19 pandemic despite a global context of high volatility. Funding transactions in various markets and of different tenors were executed in order to ensure the liquidity of the Bank.

For example, the CEB issued a €1 billion 7-year “COVID-19 Response Social Inclusion Bond” benchmark issue on April 2, 2020. This transaction constituted the Bank’s first Social Inclusion Bond under its updated Social Inclusion Bond Framework, which is aligned with the International Capital Markets Association’s Social Bond Principles and which now also permits financing projects in the health sector, in addition to social housing, education and support for MSMEs. On June 3, 2020, the CEB issued its inaugural Social Inclusion Bond in U.S. dollars, a USD 500 million 3-year global “COVID-19 Response Social Inclusion Bond” benchmark issue. The net proceeds of these two funding transactions have been allocated to eligible loan projects under the CEB’s Social Inclusion Bond Framework.

The CEB’s credit ratings by international credit rating agencies have remained unchanged, although the outlook on the rating by Fitch Ratings was changed from positive to stable in July 2020.

Operations and Governance

The CEB has taken various measures to guarantee business continuity in light of the ongoing COVID-19 pandemic and related governmental measures, while respecting the Bank’s internal control framework. The Bank’s business continuity management has enabled it to switch all business lines to remote working. A swift transition was possible due to intense and timely preparation. In addition to the annual business impact analysis, an in-depth analysis with each business line was performed as soon as the COVID-19 pandemic broke out in Asia, enabling the CEB to identify and address specific needs to ensure business continuity. Meetings of the CEB’s Governing Board and Administrative Council have been held virtually as per the annual schedule, covering all the usual agenda items, with extraordinary meetings held to approve additional COVID-19-related projects / loans.

The COVID-19 pandemic has also translated into cost reductions due to a slowdown in current staff recruitment, travel activity being on-hold, and some institutional events being held remotely.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth the CEB’s capitalization and indebtedness as of December 31, 2020. It does not otherwise give effect to any transaction since that date. Since December 31, 2020, there has been no material change in the capitalization of CEB except for issuances of EUR 1.0 billion 0.000% notes due 2031 in January 2021, HKD 300 million (approximately EUR 32 million based on the exchange rate at the time of the issuance) 0.300% notes due 2024 in February 2021, EUR 50 million 0.000% notes due 2031 in February 2021, GBP 400 million (approximately EUR 467 million based on the exchange rate at the time of the issuance) 0.375% notes due 2025 in March 2021 and EUR 500 million 0.000% notes due 2028 in April 2021, all under CEB’s Euro Medium Term Note Program. On April 14, 2021, CEB priced EUR 150 million 1.750% notes due 2024 under its Euro Medium Term Note Program. The pending transaction is expected to close on April 21, 2021.

As of December 31, 2020
(in thousands of euros)
Short-term Debt(1)	3,178,802
Long-term Debt(2)	18,704,503
Equity
Capital(3)
Subscribed	5,477,144
Uncalled	(4,864,180)
Called	612,964
General Reserve(4)	2,553,081
Gains or losses recognized directly in equity	(108,670)
Net profit	74,802
Total Equity	3,132,177
Total Capitalization(5)	21,836,680

(1)	See “Financial Review—Balance Sheet—Funding”. Consists of current portion of long-term debt plus existing debt securities with a maturity of less than one year as of the issue date, excluding accrued interest and value adjustment of debt securities hedged by derivatives.
(2)	See “Financial Review—Balance Sheet—Funding”. Consists of non-current portion of debt securities with a maturity of more than one year as of the issue date, excluding accrued interest and value adjustment of debt securities hedged by derivatives. None of the CEB’s debt is guaranteed by other parties or secured.
(3)	See “Capital Structure—Subscribed, Called and Uncalled Capital”.
(4)	The CEB’s general reserve represents retained earnings and a portion of the contributions paid in by new Member States upon accession. See “Capital Structure—Reserves”.
(5)	Total capitalization consists of long-term debt and total equity.

CAPITAL STRUCTURE

Subscribed, Called and Uncalled Capital

Any European state (whether a member or non-member state of the Council of Europe) may, in principle, become a Member State of the Bank. Each Member State of the Bank is required to subscribe to the Bank’s capital. The amount of capital required to be subscribed by the applicant as a percentage of total subscribed capital is equivalent to the applicant’s anticipated percentage contribution to the budget of the Partial Agreement on the CEB. This amount results from comparing the gross domestic product and the population of the applicant country to those of all Member States combined, with the weighting given to gross domestic product being five times that given to population.

The Bank issues participating certificates, each with a nominal value of €1,000, to its Member States. The number of certificates to be held by each Member State is fixed by the Governing Board and represents that Member State’s subscribed capital. At any given time, however, each Member State is required to pay in only a portion of the subscribed capital represented by its certificates. The minimum percentage of subscribed capital to be paid in is fixed by the Governing Board: currently, it is fixed at 11.1%. Total subscribed capital paid-in and to be paid-in is referred to as “called capital”. Subscribed capital not paid in remains subject to capital calls by the Governing Board. The difference between the subscribed capital and the called capital is referred to as “uncalled capital”.

Although the Member States do not guarantee the CEB’s obligations, the Governing Board may make calls upon subscribed and unpaid capital in order to enable the CEB to meet its obligations, including repaying the Bank’s indebtedness. Since the CEB’s inception, no such calls have been made. In addition, the Governing Board may decide to increase the Bank’s subscribed capital, in which case it sets forth the conditions of such increase, including the percentage of such increased subscribed capital to be paid in and the corresponding payment dates. Capital increases only become effective once the conditions set forth by the Governing Board for such increase have been satisfied (such as a minimum percentage of the capital increase being subscribed). Member States are not required to subscribe to capital increases.

The Bank has had six capital increases since 1956. The CEB launched its sixth capital increase in February 2011, for which the subscription rate was 98%. At December 31, 2020, the Bank’s subscribed capital amounted to €5.5 billion, stable compared to year-end 2019. The CEB’s own funds (subscribed capital, reserves, gains or losses recognized directly in equity and profit for the year) increased slightly to €8.0 billion at year-end 2020 from €7.95 billion at year-end 2019, mainly as a result of the 2020 net profit.

Capital allocation by Member State, as of December 31, 2020, is presented in the table below:

Capital Allocation

				in thousands of euros
Members	Subscribed capital	Uncalled capital	Called capital	Percentage of subscribed capital
France	915,770	814,114	101,656	16.720%
Germany	915,770	814,114	101,656	16.720%
Italy	915,770	814,114	101,656	16.720%
Spain	597,257	530,958	66,299	10.905%
Turkey	388,299	345,197	43,102	7.089%
Netherlands	198,813	176,743	22,070	3.630%
Belgium	164,321	146,083	18,238	3.000%
Greece	164,321	146,083	18,238	3.000%
Portugal	139,172	123,724	15,448	2.541%
Sweden	139,172	123,724	15,448	2.541%
Poland	128,260	114,023	14,237	2.342%
Denmark	89,667	79,712	9,955	1.637%
Finland	69,786	62,039	7,747	1.274%
Norway	69,786	62,039	7,747	1.274%
Bulgaria	62,459	55,526	6,933	1.140%
Romania	59,914	53,264	6,650	1.094%
Switzerland	53,824	43,229	10,595	0.983%
Ireland	48,310	42,948	5,362	0.882%
Hungary	44,788	39,816	4,972	0.818%
Czech Republic	43,037	38,260	4,777	0.786%
Luxembourg	34,734	30,878	3,856	0.634%
Serbia	25,841	22,973	2,868	0.472%
Croatia	21,376	19,003	2,373	0.390%
Cyprus	19,882	17,676	2,206	0.363%
Slovak Republic	18,959	16,854	2,105	0.346%
Albania	13,385	11,899	1,486	0.244%

				in thousands of euros
Members	Subscribed capital	Uncalled capital	Called capital	Percentage of subscribed capital
Latvia	12,808	11,387	1,421	0.234%
Estonia	12,723	11,311	1,412	0.232%
North Macedonia	12,723	11,311	1,412	0.232%
Lithuania	12,588	11,191	1,397	0.230%
Slovenia	12,295	10,930	1,365	0.224%
Iceland	10,144	9,018	1,126	0.185%
Malta	10,144	9,018	1,126	0.185%
Georgia	9,876	8,780	1,096	0.180%
Bosnia and Herzegovina	9,689	8,614	1,075	0.177%
Montenegro	6,584	5,853	731	0.120%
Kosovo	6,559	5,831	728	0.120%
Moldova (Republic of)	5,488	4,878	610	0.100%
Andorra	4,925	4,378	547	0.090%
San Marino	4,867	4,206	661	0.089%
Liechtenstein	2,921	2,374	547	0.053%
Holy See	137	107	30	0.003%
Total 2020	5,477,144	4,864,180	612,964	100.00%
Total 2019	5,472,219	4,859,802	612,417

In 2020, further to Andorra’s accession, the CEB’s subscribed capital increased by €4,925 thousand, of which €547 thousand related to the called capital. Andorra’s contribution to the reserves totals €2,296 thousand. The payments of the called capital and the contribution to the reserves are scheduled in four equal annual instalments. The first instalment of €711 thousand was paid in 2020. The total of the three outstanding instalments is detailed below:

		in thousands of euros
Member	Capital to be paid	Reserves to be paid	Total
Andorra	410	1,722	2,132

Reserves

The CEB’s general reserves are derived principally from the Bank’s profit. Acting upon annual recommendations of the Administrative Council and final resolutions of the Governing Board, the Bank has historically allocated substantially all of its profits towards reserves. In addition, reserves have increased over the years as a result of the accession of new Member States, which are not only required to subscribe to the Bank’s capital and to contribute the amount required to be paid in, but also to contribute to the general reserves in proportion to their share in the capital.

At year-end 2020, the general reserve increased to €2.55 billion compared to €2.46 billion at year-end 2019, as a result of €94.7 million of 2019 net profit allocated to the general reserve and Andorra’s contribution of €2.3 million to the general reserve.

OPERATIONS

Overview

The CEB aims to contribute to the strengthening of social cohesion in Europe through long-term lending to governments, local and regional authorities, public and private financial institutions and other public and private legal entities approved by a Member State. The Bank’s activities have broadened and shifted since its founding in 1956, when its statutory priorities were to provide aid to refugees and migrants and support projects related to natural or ecological disasters.

The CEB carries out its mission within the strategic framework of a formal development plan (the “Development Plan”) that describes the objectives underpinning the CEB’s actions and sets forth guidelines for its activity in the medium term in relation to the context within which the Bank operates. In addition to the Development Plan, general guidelines for the CEB’s project financing activity are set forth in its policy framework for loan and project financing (the “Loan and Project Financing Policy”) and, from an operational perspective, in an operational manual called the CEB Handbook for the Preparation and Implementation of Projects.

The CEB’s current strategic course as set forth in the Development Plan 2020-2022 focuses on promoting inclusive growth and providing support for vulnerable groups, while integrating environmental sustainability as a cross-cutting line of action. The Bank’s lines of action reflect both its specific social vocation and the development logic underpinning all its activity in the following sectors of action: aid to refugees, migrants, displaced persons and other vulnerable groups; housing for low-income persons; improving living conditions in urban and rural areas; natural or ecological disasters; protection of the environment; protection and rehabilitation of the historic and cultural heritage; health; education and vocational training; administrative and judicial infrastructure; supporting MSMEs for the creation and preservation of viable jobs. For more information on the CEB’s Development Plan 2020-2022 and lines of action, see “The Council of Europe Development Bank—CEB Strategy 2020–2022”.

The shift in and expansion of the Bank’s social objectives over time have been accompanied by a changing geographic focus. When first formed by its eight founding Member States, the Bank’s activities were primarily concentrated in Germany, France, Italy, Greece, Turkey and Cyprus. During the late 1970s and 1980s, as the Bank’s membership base expanded so did its geographical reach, in particular to the countries of Southern Europe, such as Spain, Portugal and Yugoslavia. The end of the Cold War prompted a new wave of countries adhering to the institution and consequently permitted increased lending to Central and Eastern Europe. Today, the Bank’s resources are widespread across its membership base, with 50% of loans outstanding in favor of Target Group Countries.

Financial Means of Action

The CEB provides assistance in the form of loans, guarantees and contributions from the trust accounts in order to finance bankable projects. To do this, it evaluates the debt sustainability of the borrower and, where applicable, of the guarantor.

Loans granted by the Bank take one of the following forms: (i) loans to Member States; (ii) loans guaranteed by a Member State granted to any legal person approved by that Member State; (iii) loans granted to any legal person approved by a Member State, when the Bank’s Administrative Council is satisfied that the loan requested is covered by adequate guarantees.

Upon conditions to be stipulated by the Bank’s Administrative Council in each case, the Bank may grant guarantees to financial institutions approved by a Member State for loans to further the Bank’s statutory purposes as set out in the Articles and may open and operate trust accounts.

Loan applications are prepared by the borrower in coordination with the CEB and are formally submitted by the borrower following the appraisal of the envisaged project by the CEB. Depending on the borrower’s capacity and the project complexity, the CEB may provide technical assistance for the preparation of the loan application. Once approved, loan applications are placed in the Bank’s stock of projects awaiting financing. They must give rise to a framework loan agreement within twelve (12) months following the approval. As disbursements are made, the amount of the stock of projects diminishes correspondingly. For more information on the Bank’s stock of projects, see “Financial Review—Balance Sheet—Financing commitments and stock of projects awaiting financing” below.

The loans are granted under the general conditions of the Bank’s loan regulations and under the special conditions established in the framework loan agreement. In case of breach of these conditions, the Bank may demand early reimbursement of disbursed loans, in particular in the case of corruption, fraud, money laundering, misprocurement or when the implementation of the project leads to a violation of the CEB’s Environmental and Social Safeguards Policy, the “Convention for the Protection of Human Rights and Fundamental Freedoms” or the “European Social Charter”.

Project Financing

The principal financing instruments for the CEB’s loan operations are as follows:

•	Project Loans are the CEB’s direct loans to an entity to finance a predefined investment or a group of related investments. The investments financed through a CEB Project Loan are normally concentrated in one of the Bank’s sectors of action.

•	CEB Program Loans are made to intermediary institutions or public entities in order to finance a program of diverse investments (small, individual projects or sub-projects) and multi-project programs in one or several CEB sectors of action (multi-sector).

•	Public Sector Financing Facility (PFF) loans are instruments intended for public entities whose funding is primarily budget-based and which aim to remedy temporary interruptions in funding flows and ensure continuity of investments in the social sectors, with eligible costs including ongoing investment contracts and maintenance costs (excluding certain personnel costs), financial costs, taxes and non-cash items such as depreciation.

•	In the case of EU Co-Financing Facility (“ECF”) loans, eligible costs are those defined by the relevant EU regulations or fund-specific rules, as complemented by national rules. ECF loans are intended to facilitate the absorption and use of available EU grants by the Bank’s Member States for addressing their social investment needs in the CEB’s sectors of action.

•	Cross-sectoral loans (“CSLs”) are CEB financing instruments introduced by the Development Plan for the period 2017-2019, aimed at funding projects that span different sectors with interrelated cross-sectoral elements. The CSLs cover eligible costs related to the development of social investments in several sectors of actions linked through a set of related aims and objectives as a cross-sectoral element defined during appraisal.

The CEB may finance projects directly or via an intermediary financial institution. The CEB’s share of financing may not exceed 50% of the eligible costs of the project/program. Nevertheless, on a case by case basis and subject to the approval by the Bank’s Administrative Council, the CEB’s share of financing may be increased up to 90%, especially in the Target Group Countries.

While the CEB’s reference currency is the euro, this does not exclude recourse to other currencies according to borrower specifications and the CEB’s refinancing possibilities on the capital markets. The CEB raises funds on the best terms available on the capital markets. It passes these terms on to its borrowers, applying the lowest possible margin which takes into account the need to cover its operating costs.

The CEB’s loans are disbursed in tranches, with fixed or floating rates and flexible structures. Tenors and grace periods match the project’s financing needs to the extent possible the project’s financing needs. The mechanisms for disbursement applicable to each loan are specified by the CEB in the loan document at the time of the project’s approval by the Administrative Council.

Monitoring is carried out from the time of the project’s approval up to its completion. The purpose of the monitoring process is to ensure that the project is implemented in compliance with the framework loan agreement and executed in accordance with the conditions included in the loan document approved by the Bank. Once a project is completed, a completion report summarizing the project’s results is prepared. The Bank draws up an Annual Report on Project Preparation and Monitoring which provides an overall evaluation of the most significant projects while highlighting the problems encountered in the course of their appraisal and implementation.

Upon fulfilment of the relevant eligibility criteria, the CEB’s borrowers may be supported by the CEB’s Social Dividend Account (“SDA”) and/or other trust accounts during the preparation or implementation phase of projects. The SDA was established by the CEB member states in 1996 and financed mainly by contributions from the Member States, through allocations from the Bank’s annual profit, which constitute dividends of a social nature. The SDA is used to provide loan guarantees, technical assistance, interest subsidies and grant contributions in favor of high social impact projects, located mainly in the Bank’s Target Group Countries. For more information regarding the SDA, see Note K (“Social Dividend Account”) of the CEB’s financial statements for the fiscal year ended December 31, 2020 included in Exhibit 2 to the annual report on Form 18-K of the CEB for the year ended December 31, 2020 (the “CEB 2020 Annual Report on Form 18-K”).

Three trust accounts have been established by Member States to also finance technical assistance in favor of CEB projects located mainly in the Bank’s Target Group Countries. The Spanish Social Cohesion Account (SCA), established by Spain in 2009, is endowed with €4 million. The Slovak Inclusive Growth Account (SIGA), established by the Slovak Republic in 2016, is endowed with €4 million. The Italian Fund for Innovative Projects (IFIP), established by Italy in 2017, is endowed with €1 million.

Overview of CEB’s Lending Activities

The tables below summarize the CEB’s lending activity in terms of project amounts approved and loans disbursed by country of the borrower over the past two years, as well as the five-year cumulative totals over the 2016–2020 period. Because the Bank’s policies and procedures generally result in loans being approved and disbursed in different years, amounts approved and amounts disbursed in any given year do not necessarily relate to the same projects.

Projects approved are projects that have been submitted to the Administrative Council and approved for funding. Loans disbursed are loans that have actually been paid to the borrower.

Projects Approved(1)(2)

					in thousands of euros
Country	2020		2019		Accumulated total 2016–2020
	Amounts	%	Amounts	%	Amounts	%
Andorra	12,000	0.2	–	–	12,000	0.1
Belgium	–	–	300,000	7.5	585,000	2.8
Bosnia and Herzegovina	–	–	26,135	0.7	41,635	0.2
Bulgaria	–	–	–	–	220,000	1.0
Croatia	200,000	3.3	200,000	5.0	550,000	2.6
Cyprus	–	–	40,000	1.0	72,000	0.3
Czech Republic	300,000	5.0	185,000	4.6	1,135,000	5.3
Estonia	200,000	3.3	25,000	0.6	225,000	1.1
Finland	120,300	2.0	50,000	1.3	530,300	2.5
France	3,500,000	5.8	221,200	5.6	1,383,800	6.5
Georgia	–	–	25,000	0.6	46,500	0.2
Germany	322,000	5.4	381,200	9.6	1,935,200	9.1
Greece	200,000	3.3	70,000	1.8	270,000	1.3
Hungary	375,000	6.2	–	–	607,700	2.9
Iceland	–	–	–	–	10,000	0.1
Ireland	33,700	0.6	150,000	3.8	468,700	2.2
Italy	705,000	11.7	420,000	10.6	2,072,000	9.7
Kosovo	37,000	0.6	–	–	37,000	0.2
Latvia	150,000	2.5	–	–	177,000	0.8
Lithuania	449,000	7.5	125,000	3.1	624,000	2.9
Malta	–	–	–	–	29,000	0.1
Moldova (Republic of)	70,000	1.2	20,000	0.5	102,000	0.5
Montenegro	40,000	0.7	20,000	0.5	100,000	0.5
Netherlands	–	–	310,000	7.8	1,176,600	5.5
North Macedonia	–	–	–	–	10,000	0.1
Poland	150,000	2.5	340,332	8.5	2,092,807	9.8
Portugal	–	–	–	–	305,000	1.4
Romania	62,000	1.0	150,000	3.8	441,000	2.1
San Marino	10,000	0.2	–	–	10,000	0.1
Serbia	302,000	5.0	324,000	8.1	876,000	4.1
Slovak Republic	690,000	11.5	50,000	1.3	975,000	4.6
Slovenia	–	–	–	–	100,000	0.5
Spain	797,000	13.2	250,000	6.3	2,584,000	12.2
Sweden	100,000	1.7	200,000	5.0	660,000	3.1
Turkey	350,000	5.8	100,000	2.5	800,000	3.8
TOTAL	6,025,000	100.0	3,982,867	100.0	21,264,242	100.0

(1)	Amounts at the time of project approval.
(2)	Percentages may not add up due to rounding.

Loans Disbursed(1)

					in thousands of euros
Country	2020		2019		Accumulated total 2016-2020
	Amounts	%	Amounts	%	Amounts	%
Albania	4,000	0.1	13,600	0.5	41,500	0.3
Andorra	8,400	0.2	–	–	8,400	0.1
Belgium	60,000	1.4	212,500	7.5	375,000	2.6
Bosnia and Herzegovina	23,728	0.5	12,423	0.4	66,238	0.5
Bulgaria	100,000	2.2	60,000	2.1	370,000	2.6
Croatia	151,308	3.4	47,674	1.7	364,480	2.5
Cyprus	22,000	0.5	11,500	0.4	89,000	0.6
Czech Republic	315,000	7.1	200,000	7.0	940,012	6.5
Finland	78,000	1.8	125,000	4.4	423,000	2.9
France	195,215	4.4	26,607	0.9	826,992	5.7
Georgia	14,291	0.3	3,401	0.1	20,192	0.1
Germany	381,400	8.6	95,340	3.4	973,592	6.8
Greece	157,500	3.5	–	–	157,500	1.1
Hungary	292,915	6.6	43,012	1.5	507,264	3.5
Iceland	–	–	5,000	0.2	10,000	0.1
Ireland	50,000	1.1	70,000	2.5	300,000	2.1
Italy	330,540	7.4	259,779	9.1	952,319	6.6
Kosovo	17,784	0.4	–	–	17,784	0.1
Latvia	9,000	0.2	3,600	0.1	12,600	0.1
Lithuania	241,814	5.4	15,986	0.6	327,800	2.3
Moldova (Republic of)	17,473	0.4	1,877	0.1	35,993	0.3
Montenegro	22,362	0.5	13,091	0.5	59,920	0.4
Netherlands	199,942	4.5	147,057	5.2	941,517	6.5
North Macedonia	10,610	0.2	14,137	0.5	66,561	0.5
Poland	288,556	6.5	346,565	12.2	1,724,514	12.0
Portugal	54,300	1.2	85,000	3.0	175,300	1.2
Romania	137,582	3.1	42,290	1.5	298,388	2.1
San Marino	7,000	0.2	–	–	7,000	0.1
Serbia	24,550	0.6	139,200	4.9	247,500	1.7
Slovak Republic	485,863	10.9	252,000	8.9	1,107,326	7.7
Slovenia	40,000	0.9	10,000	0.4	105,000	0.7
Spain	565,340	12.7	249,953	8.8	1,706,793	11.8
Sweden	48,221	1.1	174,998	6.2	271,498	1.9
Turkey	100,000	2.2	165,000	5.8	882,790	6.1
TOTAL	4,454,694	100.0	2,846,591	100.0	14,413,773	100.0

(1)	Values in euros are at the exchange rate at the date of transaction.

NB:	Information regarding amounts disbursed reflects the location of the registered office of the borrower and not that of the ultimate beneficiary, who may be based in another country. Consequently, the figures provide information on the risk profile of the Bank’s borrowers and not that of the ultimate beneficiaries of its lending operations.

FINANCIAL REVIEW

The following discussion should be read in conjunction with the CEB’s audited financial statements and notes thereto included in Exhibit 2 to the CEB 2020 Annual Report on Form 18-K.

Overview

As a development bank with a social vocation, the CEB does not operate with the objective of maximizing profit. The Bank makes every effort to obtain funds in the international capital markets on the best possible terms and to pass these advantages on to beneficiaries minus an intermediation margin to cover the Bank’s risk and general operating expenses. The CEB’s net banking income essentially derives from interest margin (see “Results of Operations” below). The Bank’s policy is to allocate substantially all of its profits towards general reserves, which may then be used to support increased lending activity.

In 2020, marked by the COVID-19 pandemic, the CEB achieved a strong financial performance and the quality of its credit profile was confirmed by leading international rating agencies. As a result of the COVID-19 pandemic, including governmental measures to contain the pandemic’s spread, the CEB’s Member States experienced a brisk and deep contraction in economic activity, particularly in the second quarter of 2020. However, the credit quality of the CEB’s loan portfolio remained robust in 2020 due to the Bank’s prudent risk management strategy based on a thorough project selection process, adequate credit enhancement and protective clauses included in its loan agreements. At December 31, 2020, the Bank’s outstanding loans (excluding accrued interest and IFRS fair value adjustments) amounted to €17.5 billion compared to €15.5 billion at December 31, 2019. Outstanding debt including interest payable and IFRS fair value adjustments used to support these operations amounted to €22.8 billion at December 31, 2020, compared to €21.2 billion at December 31, 2019. In 2020, the CEB did not record any non-performing loans and therefore did not realize any associated losses.

The Bank’s net profit in 2020 was €74.8 million in a difficult financial context, compared to €104.7 million in 2019, with 2020 profits declining by 28.5% compared to 2019, primarily due to the sustained low-interest rate environment (negative variation of the interest margin -€9.7 million) and the provisioning for macroeconomic risks in accordance with IFRS 9 (cost of risk: -€9.8 million), which led to a change in Expected Credit Loss (ECL) on performing loans, and valuation effects of financial instruments (-€3.8 million). General reserves (including the Bank’s net profit) increased by 2.6% to €2.63 billion at December 31, 2020 from €2.56 billion at December 31, 2019, mainly as a result of 2020 profit allocation to the general reserves and Andorra’s accession to the CEB. Total equity increased by 1.4% to from €3.09 billion at December 31, 2019 to €3.13 billion at December 31, 2020.

The adjusted1 cost-to-income ratio2 increased to 39.6% for the year ended December 31, 2020, compared to 34.3% for the year ended December 31, 2019, as a result of a decline in banking income in a continuous low-interest rate environment and increased operating expenses.

Results of Operations

Interest income

Interest income includes interest received on financial assets at fair value through equity, loans and advances and debt securities at amortized cost. Interest income decreased by €48.8 million in 2020 to €85.5 million compared to €134.3 million in 2019, primarily as a result of a significant decrease in interest income on loans and advances.

Interest expense

Interest expense includes interest on outstanding debt securities in issue, amounts owed to credit institutions and customers and other interest expenses and similar charges. Interest expense increased by €39.1 million to €61.4 million in 2020, from €22.3 million in 2019, mainly due to changes in interest on debt securities in issue.

Interest margin

Interest margin decreased by €9.7 million (6.2%) in 2020 to €146.9 million from €156.6 million in 2019, as a result of a decline in interest income of financial assets at fair value through equity and debt securities at amortized cost. Despite the severe economic impact of the COVID-19 pandemic on global economic conditions, no credit incident or late payment occurred and the Bank did not receive any requests for loan forbearance in 2020.

[1]	Excluding change in fair value of derivative instruments and netting cost recovery for fiduciary activities – recorded under ‘other income’ – against administrative expenses.
[2]	General operating expenses including depreciation and amortization charges of fixed assets divided by net banking income excluding unrealized gains and losses.

Net banking income

Net banking income decreased by €17.2 million (11.0%) to €139.3 million in 2020 from €156.5 million in 2019, mainly due to a decline in interest margin, but also due to the negative variation of net gains or losses from financial instruments at fair value through profit or loss and an increase in commission expenses.

General operating expenses

General operating expenses increased by €2.0 million to €51.0 million for the year ended December 31, 2020 compared to €49.0 million for the year ended December 31, 2019.

Cost of risk

Since January 1, 2019, the CEB has been applying the principles of IFRS 9 phase 3 concerning hedge accounting, which replaces IAS 39 “Financial Instruments: Recognition and Measurement”. In accordance with the new standard, the CEB recorded write-ups of €2.0 million in 2019, while it recorded impairment charges of €7.8 million in 2020.

Core earnings and net profit

Core earnings (net income excluding IFRS-related cost of risk and valuation of financial instruments, without economic or financial significance for the CEB) amounted to €85.7 million in 2020 compared to €102.1 million in 2019, representing a decrease of 16.0%.

	Year ended December 31,
	2020	2019

	(in millions of euros)
Net Profit	74.8	104.7
Elimination of valuation items, without economic or financial significance for CEB:

-	Change in fair value of derivative instruments	3.1	-0.7

-	Cost of risk (IFRS 9)	7.8	-2.0

CORE EARNINGS	85.7	102.1

For a discussion of net profit and the adjusted cost-to-income ratio, see “Overview” above.

Balance Sheet

Overview3

As of December 31, 2020, total assets amounted to €27,959 million compared to €26,142 million as of December 31, 2019, which represents an increase of 7.0%. This was essentially due to an increase of outstanding loans (excluding interest and value adjustments) which reached €17,461 million as of December 31, 2020, representing an increase of 12.9% compared to €15,466 million at year-end 2019. In 2019, treasury assets4 decreased by 5.1% from €6,965 million at year-end 2019 to €6,613 million at year-end 2020, mainly due to a decrease in money market deposits. Debt securities declined by 9.7% from €1,978 million at year-end 2019 to €1,785 million at year-end 2020, mainly due to the fact that certain debt securities matured and no new debt securities were acquired in 2020 due to the low interest rate environment.

As of December 31, 2020, total liabilities amounted to €24,827 million compared to €23,053 million as of December 31, 2019, which represents an increase of 7.7%. Borrowings and debt securities in issue (including accruals) increased by 7.3% from €21,228 million at year-end 2019 to €22,772 million at year-end 2020. New issuances in 2020 amounted to €5,112 million compared to €4,540 million in 2019, while reimbursements in 2020 amounted to €3,120 million compared to €3,273 million in 2019. Other liabilities decreased by 46.3% from €583 million at year-end 2019 to €313 million at year-end 2019, mainly due to a decrease of 47.8% in cash collateral received. Provisions increased by €39 million, or 12.4%, from €321 million as of December 31, 2019 to €360 million as of December 31, 2020, almost entirely relating to pension commitments.

Total equity, including net profit for 2020, amounted to €3,132 million at year-end 2020, an increase of 1.4% compared to €3,089 million at year-end 2019. This increase resulted mainly from the 2020 net profit of €74.8 million, the allocation of €10 million from the 2019 profit to the Social Dividend Account (€5 million) and the GSIF (€5 million), the capital increase and contribution to the general reserve in connection with the accession of Andorra in the amount of €2.8 million and gains or losses recognized directly in equity in the amount of – €24.3 million.

[3]	Values in euros are at the exchange rate as of December 31, 2020.
[4]	Treasury assets consist of financial assets at fair value through equity, advances and cash in hand, balances with central banks.

Finally, the balance sheet showed a variation in derivative instruments (financial instruments at fair value through profit or loss and hedging derivative instruments) of - €0.7 million, i.e., a decrease of 0.1%, on the assets side, and €482.1 million, i.e., an increase of 67.1%, on the liabilities side, respectively, at year-end 2020. These items represent the fair value, either positive (assets) or negative (liabilities), of the derivative instruments (currency exchange and interest-rate contracts) used for hedging purposes on loans, financial assets at fair value through equity and debt securities in issue.

Treasury Portfolios

The Bank’s balance sheet assets include four treasury portfolios, including one monetary portfolio and three securities portfolios:

The Treasury Monetary Portfolio consists of short-term placements with maturities of up to one year. The strategic objective of this portfolio is to manage day-to-day cash flows in all required currencies. Short-term placements with maturities of up to three months must have a minimum rating of BBB+ at the time of purchase. Short term placements with maturities between three months and one year must have at least an A- rating at the time of purchase. At December 31, 2020, the total value of short-term placements in this portfolio amounted to €1,519 million.

The Short-Term Liquidity Securities Portfolio consists of short term securities with maturities of up to one year. These securities represent an alternative to bank deposits and complement the Treasury Monetary Portfolio in strengthening the Bank’s short-term liquidity position. At the time of purchase, short-term sovereign bonds with maturities of up to three months must have a minimum rating of BBB, and short-term securities with maturities between three months and one year must have a minimum rating of A-. At December 31, 2020, the total value of short term securities in this portfolio amounted to €1,900 million.

The Medium-Term Liquidity Securities Portfolio consists of securities investments with maturities from one year up to 15 years. The strategic objective of this portfolio is to strengthen the Bank’s liquidity position, while achieving a satisfactory return. Medium-Term Securities must have a minimum rating of A+ at the time of purchase. At December 31, 2020, the total value of securities in this portfolio amounted to €1,975 million.

The Long-Term Liquidity Securities Portfolio consists of securities with maturities from one year up to 30 years. Securities in this portfolio are required to have a minimum rating of A+ at the time of purchase. At December 31, 2020, the total value of securities in this portfolio amounted to €1,703 million.

For more information on the breakdown of the securities portfolios by, maturity, rating, country and credit rating (of the counterparty), see Note B (“Risk Management—Credit Risk—Finance Directorate Activity—Securities Portfolios”) to the CEB’s financial statements for the fiscal year ended December 31, 2020, included in Exhibit 2 to the CEB 2020 Annual Report on Form 18-K.

Funding

Subject to an annual borrowing authorization granted by the Administrative Council, the CEB issues debt in the international capital markets, and the level of the CEB’s debt securities in issue may fluctuate accordingly. For the year 2020, the annual borrowing authorization set by the Administrative Council for issuances with a maturity of at least one year amounted to €4.5 billion.

In 2020, the Bank borrowed a total of €5.4 billion in fifteen financing operations, including three re-opening transactions of existing issuances, with maturities of one year or more, fully consuming CEB’s annual borrowing authorization (€4.5 billion) and using the pre-funding borrowing authorization 2021 for €0.9 billion. This amount is higher than the volume of funding in 2019, which stood at €4.5 billion and consisted of eleven funding operations, including three re-openings of existing issuances. The 2020 funding program fulfilled three main objectives: to cover the requirements arising from the Bank’s lending activity, to enable the Bank to honor its debt maturities and to enable the Bank to maintain its liquidity at the level set by the Administrative Council.

In an effort to ensure the necessary funding to finance its activities, the Bank continues to combine benchmark transactions in major currencies targeting a broad range of institutional investors with debt issuances in a given currency or with a more specific structure designed to meet specific investor demands.

In 2020, 48.9% of the funds raised by the Bank were denominated in euros, 36.64% in U.S. dollars, 7.9% in British pounds, 3.2% in Swedish krone, 1.8% in Norwegian krone and 1.5% in Hong-Kong dollars. These transactions enabled the Bank to diversify the markets in which its activities are financed while at the same time allowing for a broadening of its investor base.

In EUR, five bonds were issued in 2020: a EUR 1 billion ten-year benchmark maturing in January 2030 in January, a EUR 100 million re-opening maturing in May 2023 in January, the Bank’s fourth and at EUR 1 billion the so far largest seven-year Social Inclusion Bond maturing in 2027 in April and two EUR 50 million re-openings of the January 2028 and January 2030 issuances, each in October.

In USD, three bonds were issued in 2020: a USD 1 billion five-year benchmark in February, a USD 300 million two-year bond in May and the Bank’s first Social Inclusion Bond in USD, a USD 500 million three-year transaction in June. With regards to prefunding one additional USD 1 billion three-year benchmark was issued in October, under the borrowing authorization for 2021.

In GBP, one bond was issued in 2020: a GBP 300 million seven-year benchmark in January. As a result, the EUR, USD and GBP markets were the most important in terms of funding volumes in 2020.

In other currencies, five bonds were issued in 2020: An SEK 1.5 billion three-year transaction in January, two re-openings of the February 2024 for NOK 500 million in January and for NOK 375 million in October, and two three-year transactions for HKD 200 million and HKD 400 million in June and September, respectively.

After taking swaps into account, the total amount of funds borrowed was denominated in euros.

The average maturity of the issuances launched under the borrowing authorization 2020 was 6.3 years. The table below shows funds raised in their original currencies:

Funding in 2020(1) (with Maturities Greater than One Year)

Payment date	Maturity Date	Currency	Term	Nominal amount (in millions)
17/01/2020	17/01/2023	SEK	3.00 years	1,500
21/01/2020	21/01/2030	EUR	10.00(2) years	1,000
28/01/2020	25/05/2023	EUR	3.32 years	100
29/01/2020	26/02/2024	NOK	4.08 years	500
30/01/2020	22/07/2027	GBP	7.47 years	300
27/02/2020	27/02/2025	USD	5.00 years	1,000
09/04/2020	09/04/2027	EUR	7.00 years	1,000
07/05/2020	06/05/2022	USD	2.00 years	300
08/06/2020	08/06/2023	HKD	3.00(2) years	200
10/06/2020	10/06/2023	USD	3.00 years	500
15/09/2020	15/09/2023	HKD	3.00(2) years	400
15/10/2020	24/01/2028	EUR	7.27 years	50
16/10/2020	21/01/2030	EUR	9.26 years	50
22/10/2020	26/02/2024	NOK	3.35 years	375

(1)	The benchmark of USD 1 billion issued in October 2020 is part of the 2021 prefunding program and as such not shown in the table.
(2)	Re-opening of existing bonds.

In 2020, in order to ensure the refinancing of the Bank’s loans and avoid cash gaps in the coming years, 75.2% of the issuances carried out under the CEB’s borrowing program had maturities of close to five years or more, compared with 57.1% in 2019.

At December 31, 2020, the outstanding debt represented by bonds, excluding interest payable, amounted to €21.9 billion, up from €20.5 billion at December 31, 2019. In 2020, as in 2019, the Bank did not repurchase any of its long-term debt and also did not make any early repayments.

The breakdown of debt by maturity is as shown in the chart below:

Financing commitments and stock of projects awaiting financing

In connection with its lending activities, the Bank enters into project financing commitments for loans to be disbursed in the future.

Financing commitments consist of amounts which remain to be disbursed for projects with respect to which a framework loan agreement has been signed. Stock of projects awaiting financing consists of financing commitments plus any amounts in respect of projects that have been approved but for which the Bank has yet to enter into a financial commitment. For additional information on financing commitments, see Note B (“Risk Management—Credit Risk—Stock of projects / Financing commitments”) and Note S (“Financing commitments given or received”) to the CEB’s financial statements for the fiscal year ended December 31, 2020, included in Exhibit 2 to the CEB 2020 Annual Report on Form 18-K.

The total stock of projects awaiting financing at December 31, 2020 amounted to €9.5 billion, representing a 11.7% increase compared to €8.5 billion at December 31, 2019 due to an increase in the number of projects approved during the year. In 2020, the CEB approved new loans for social projects worth €6.0 billion, showing a significant increase of 51.3% compared to €4.0 billion in 2019, while disbursing €4.5 billion, 52% of which were for Target Group Countries and 34% of which were for COVID-19 related projects.

The stock of projects awaiting financing for Target Group Countries represented €4.4 billion, or 46.2%, of the total stock of projects awaiting financing at December 31, 2020.

The table below presents information on the CEB’s stock of projects awaiting financing (including financing commitments) at year-end 2020 and 2019.

	As of December 31,
	2020	2019

	(in thousands of euros)
Stock of projects awaiting financing	9,514,175	8,520,732
of which
Financing commitments	8,453,040	6,433,277
For Target Group Countries(1)	4,394,132	3,639,784

(1)	Information presented reflects the location of the registered office of the borrower and not that of the ultimate beneficiary, who may be based in another country.

Risk Management

The CEB maintains risk management procedures designed to limit its exposure to credit risk, market risk, liquidity risk and operational risk, and to ensure its long-term financial sustainability and operational resilience while enabling it to fulfill its social mandate. The CEB has also established a set of prudential ratios to assess and monitor the risks arising from its activities. For more information, see Note B (“Risk Management”) to the CEB’s financial statements for the fiscal year ended December 31, 2020, included in Exhibit 2 to the CEB 2020 Annual Report on Form 18-K

GOVERNANCE

The CEB is administered, supervised and managed by a Governing Board, an Administrative Council, a Governor and an Auditing Board.5

Governing Board

Powers

The Governing Board is the supreme organ of the Bank and is vested with all powers that have not been delegated to the Administrative Council. The Bank’s Articles of Agreement specify certain functions and powers exercised by the Governing Board, including setting out the general orientations for the Bank’s activity and authorizing cooperation agreements with other international organizations, laying down the conditions for Bank membership, deciding capital increases, and approving the annual Report of the Governor, the accounts and the Bank’s general balance sheet. It elects its own Chairperson and the Chairperson of the Administrative Council and appoints the Governor, the Vice-Governors and the members of the Auditing Board.

The Governing Board is also required to state a position on the recommendations and opinions transmitted to it by the Committee of Ministers and the Parliamentary Assembly of the Council of Europe.

Decision-making

The discussions and decisions of the Governing Board are not valid unless two-thirds of its members are present. Each Member State of the CEB has one vote for each participating certificate held by it. Any Member State that has failed to pay required capital that has come due may not, for as long as such non-payment persists, exercise the voting rights corresponding to the sum due and not paid up.

Decisions are reached by a majority of the Member States voting in favor or against and holding two-thirds of the votes cast. A majority of three-quarters of the Member States voting in favor or against and holding three-quarters of the votes cast is required for assuming, under exceptional circumstances and for a specified period, powers delegated to the Administrative Council. The same majority is required for adjusting the apportionment of ownership not resulting from the admission of new Member States. A unanimous vote is required for suspending or terminating the Bank’s operations and amending the Articles, although any change in the stated aims of the Bank expressed in the Articles requires approval of the Committee of Ministers.

Composition

The Governing Board is composed of a Chairperson and one representative appointed by each Member State, which as a general rule is the Member State’s ambassador to the Council of Europe in Strasbourg, France.

The Chairperson reports on the Bank’s activities to the Parliamentary Assembly of the Council of Europe and to the Committee of Ministers at least once a year and forwards the Annual Report of the Governor to the Committee of Ministers. Each Member State of the Bank is entitled to present a candidate for the Chairpersonship.

The Secretary General of the Council of Europe or his representative is entitled to participate in the meetings of the Governing Board without the right to vote. As a general rule, the Governor or his representative, the Bank’s legal adviser and the Secretariat of the organs also participate in meetings.

Administrative Council

Powers

The Administrative Council possesses all those powers delegated to it by the Governing Board under the Articles, although the Governing Board may reassume such powers from the Administrative Council in exceptional circumstances for a specified period. Among other functions, the Administrative Council establishes and supervises operational policies, approves loan projects and votes on the Bank’s operating budget. The Administrative Council may at any time appoint committees from among its members and delegate specified powers to such committees.

[5]	The Bank’s organs are: the Governing Board, the Administrative Council, the Governor and the Auditing Board. In accordance with Article XIII of the Bank’s Articles of Agreement, the secretariat of the Bank’s organs is provided by the Secretariat of the Partial Agreement on the Council of Europe Development Bank in Strasbourg.

Decision-making

Decisions of the Administrative Council are only valid if two-thirds of its Member States’ representatives are present. Each Member State possesses one vote for each participating certificate held by it. Most decisions of the Administrative Council are taken by a vote with simple majority of the votes cast, although some require a majority of the Member States (not counting those Member States which abstain from voting) and a majority of the votes cast. These include decisions on proposals and opinions addressed to the Governing Board concerning (i) adjustments to the Bank’s capital and its apportionment, increases or reductions in the authorized capital; (ii) the suspension or termination of the Bank’s operations and, in the event of liquidation, distribution of its assets; (iii) the appointment of the members of the Auditing Board; and (iv) the appointment of the external auditor and establishment of its terms of reference. In addition, the Administrative Council takes, by simple majority of the Member States and a majority of two-thirds of the votes cast, decisions regarding investment projects that have not received an opinion as to admissibility.

Composition

The Administrative Council is composed of a Chairperson appointed by the Governing Board for a three-year term and one representative appointed by each Member State, as a general rule from the ministry of finance of the Member State. Its Chairperson is elected by the Governing Board. The term of office of the Chairperson is three years and is renewable for a second three-year term. The Chairperson does not have the right to vote.

The Secretary General of the Council of Europe may participate in or be represented at the meetings. As a general rule, the Governor or his representative, the Bank’s legal adviser and the Secretariat of the organs also participate in meetings. The Administrative Council may, when it deems necessary, invite representatives of international organizations or any other interested person to participate in its proceedings, but such invitees do not have the right to vote.

Current Membership of the Governing Board and the Administrative Council

The following are the representatives to the Governing Board and Administrative Council of the CEB as of April 16, 2021.

GOVERNING BOARD		ADMINISTRATIVE COUNCIL
Chairpersons
Marinela PETROVA Deputy Minister, Ministry of Finance, Sofia		Miglė TUSKIENĖ Vice-Minister, Ministry of Finance, Vilnius
Vice-Chairs
Albana DAUTLLARI Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Albania to the Council of Europe, Strasbourg		Endre TÖRÖK Deputy Head of Department for International Finance, Ministry for National Economy, Budapest
Albania
Albana DAUTLLARI Vice-Chair of the Governing Board Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Albania to the Council of Europe, Strasbourg		Adela XHEMALI Deputy Minister, Ministry of Finance and Economy, Tirana
Andorra
Joan FORNER ROVIRA Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Andorra to the Council of Europe		Marc BALLESTÀ ALIAS State Secretary for International Financial Matters, Ministry of Finance, Andorra La Vella
Belgium
Jean-Cedric JANSSENS DE BISTHOVEN Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Belgium to the Council of Europe, Strasbourg		Ronald DE SWERT Head, International and European Financial Affairs, Belgian Treasury, Federal Public Service Finance, Brussels
Bosnia and Herzegovina
Ivan ORLIĆ Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Bosnia and Herzegovina to the Council of Europe, Strasbourg		Ljerka MARIĆ Deputy Chair of Management Board, Federal Banking Agency, Sarajevo

GOVERNING BOARD	ADMINISTRATIVE COUNCIL
Bulgaria
Maria SPASSOVA Ambassador, Permanent Representative of Bulgaria to the Council of Europe, Strasbourg		Gergana BEREMSKA Director, Directorate of International Financial Institutions and Cooperation, Ministry of Finance, Sofia
Croatia
Toma GALLI Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Croatia to the Council of Europe, Strasbourg		Stipe ŽUPAN Assistant Minister, Ministry of Finance, Zagreb
Cyprus
Spyros ATTAS Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Cyprus to the Council of Europe, Strasbourg		Kyriakos KAKOURIS Director of Finance, Administration and Finance Directorate, Ministry of Finance, Nicosia
Czech Republic
Emil RUFFER Ambassador Extraordinary and Plenipotentiary, Permanent Representative of the Czech Republic to the Council of Europe, Strasbourg		Petr PAVELEK Deputy Minister for Public Budgets, Ministry of Finance, Prague
Denmark
Erik LAURSEN Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Denmark to the Council of Europe, Strasbourg		Steen Ryd LARSEN Advisor, Ministry of Finance, Copenhagen
Estonia
Rasmus LUMI Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Estonia to the Council of Europe, Strasbourg		Riina LAIGO Counsellor, EU and International Affairs Department, Ministry of Finance, Tallinn
Finland
Nina NORDSTRÖM Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Finland to the Council of Europe, Strasbourg		Arto ENO Financial Counsellor, International Financial Affairs, Ministry of Finance, Helsinki
France
Marie FONTANEL Ambassador, Permanent Representative of France to the Council of Europe, Strasbourg		Stéphane TABARIÉ Head of Bilateral Relations and European Financial Instruments, Treasury Department, Ministry of Economy and Finance, Paris
Georgia
Irakli GIVIASHVILI Ambassador, Permanent Representative of Georgia to the Council of Europe, Strasbourg		Nikoloz GAGUA Deputy Minister, Ministry of Finance, Tbilisi
Germany
Rolf MAFAEL Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Germany to the Council of Europe, Strasbourg		Christof HARZER Head of Division (VII A 2), Multilateral Development Banks, Ministry of Finance, Berlin
Greece
Panayiotis BEGLITIS Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Greece to the Council of Europe, Strasbourg		Margarita ANTONIOU Head of Directorate for International Organizations, Ministry of Foreign Affairs, Athens
Holy See
Marco GANCI Special Envoy and Permanent Observer of the Holy See to the Council of Europe, Strasbourg		Monsignor Javier CAMAÑES FORÈS Deputy Permanent Observer of the Holy See to the Council of Europe, Strasbourg

GOVERNING BOARD	ADMINISTRATIVE COUNCIL
Hungary
Harry Alex RUSZ Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Hungary to the Council of Europe, Strasbourg		Endre TÖRÖK Vice-Chair of the Administrative Council Deputy Head of Department for International Finance, Ministry for National Economy, Budapest
Iceland
Ragnhildur ARNLJÓTSDÓTTIR Ambassador, Permanent Representative of Iceland to the Council of Europe, Strasbourg		Ólafur SIGURÐSSON Director, Directorate for External Trade and Economic Affairs, Ministry for Foreign Affairs, Reykjavik
Ireland
Breifne O’REILLY Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Ireland to the Council of Europe, Strasbourg		Niamh McGUIRE Principal, International Financial Institutions Division, Department of Finance, Dublin
Italy
Michele GIACOMELLI Ambassador, Permanent Representative of Italy to the Council of Europe, Strasbourg		Gelsomina VIGLIOTTI Director General, International Financial Relations, Department of Treasury, Ministry of Economy and Finance, Rome
Kosovo
Mimoza AHMETAJ Consul General of Kosovo, Strasbourg		Lum MITA Head of Division for International Financial Cooperation, Ministry of Finance, Pristina
Latvia
Jānis KĀRKLIŅŠ Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Latvia to the Council of Europe, Strasbourg		Inta VASARAUDZE Director, Department of Economic Analysis, Ministry of Finance, Riga
Liechtenstein

Pending nomination

Lithuania
c/o Aušrinė VENCKEVIČIENĖ Deputy Permanent Representative of Lithuania to the Council of Europe, Strasbourg		Darius TRAKELIS Director, EU and International Affairs Department, Ministry of Finance, Vilnius
Luxembourg
Stephan MÜLLER Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Luxembourg to the Council of Europe, Strasbourg		Arsène JACOBY Director, Multilateral Affairs, Development and Compliance, Ministry of Finance, Luxembourg

Malta
c/o Francesca CAMILLERI Deputy Permanent Representative of Malta to the Council of Europe, Strasbourg		Joseph LICARI Former Ambassador of Malta to the Council of Europe, Swieqi
Moldova (Republic of)
Corina CӐLUGӐRU Ambassador, Permanent Representative of the Republic of Moldova to the Council of Europe, Strasbourg		Tatiana IVANICICHINA State Secretary, Ministry of Finance, Chişinau

Montenegro
Zoran JANKOVIĆ Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Montenegro to the Council of Europe, Strasbourg		Katarina ŽIVKOVIĆ Head of the Unit for Debt Management, Indebtedness Analysis and Foreign Relations (front office), Directorate for State Treasury, Ministry of Finance and Social Welfare, Podgorica

GOVERNING BOARD	ADMINISTRATIVE COUNCIL
Netherlands
Roeland BÖCKER Ambassador Extraordinary and Plenipotentiary, Permanent Representative of the Netherlands to the Council of Europe, Strasbourg		Johannes SMEETS Advisor, Ministry of Foreign Affairs, The Hague
North Macedonia
c/o Zoran BARBUTOV Deputy Permanent Representative of North Macedonia to the Council of Europe, Strasbourg		Dejan NIKOLOVSKI Head of International Financial Relations and Public Debt Management Department, Ministry of Finance, Skopje
Norway
Elisabeth WALAAS Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Norway to the Council of Europe, Strasbourg		Bente WEISSER Senior Advisor, Section for Multilateral Development Banks, Ministry of Foreign Affairs, Oslo
Poland
Jerzy BAURSKI Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Poland to the Council of Europe, Strasbourg		Tomasz SKURZEWSKI Deputy Director, International Cooperation Department, Ministry of Finance, Warsaw
Portugal
Gilberto JERÓNIMO Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Portugal to the Council of Europe, Strasbourg		José AZEVEDO PEREIRA Director General, Office for Economic Policy and International Affairs, Ministry of Finance, Lisbon
Romania
Razvan RUSU Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Romania to the Council of Europe, Strasbourg		Boni CUCU General Director, International Financial Relations General Directorate, Ministry of Public Finance, Bucharest
San Marino
Sylvie BOLLINI Ambassador Extraordinary and Plenipotentiary, Permanent Representative of San Marino to the Council of Europe, Strasbourg		Nicola CECCAROLI Counsellor, Ministry of Finance, San Marino
Serbia
Aleksandra DJUROVIĆ Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Serbia to the Council of Europe, Strasbourg		Zoran ĆIROVIĆ Former Chairman of the Securities Commission of the Republic of Serbia, Belgrade
Slovak Republic
c/o Radoslav KUSENDA Deputy Permanent Representative of the Slovak Republic to the Council of Europe, Strasbourg		Martin POLÓNYI Director General, International Relations Section, Ministry of Finance, Bratislava
Slovenia
Andrej SLAPNIČAR Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Slovenia to the Council of Europe, Strasbourg		Urška GRMEK Head of the Minister's Office, Ministry of Finance, Ljubljana
Spain
Manuel MONTOBBIO Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Spain to the Council of Europe, Strasbourg		Leonardo RODRÍGUEZ Deputy Director General for Multilateral Financial Institutions, General Secretariat of the Treasury and International Finance, Ministry of Economy and Business, Madrid
Sweden
Mårten EHNBERG Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Sweden to the Council of Europe, Strasbourg		Ewa WIBERG Head of Section, International Department, Ministry of Finance, Stockholm

GOVERNING BOARD	ADMINISTRATIVE COUNCIL
Switzerland
Christian MEUWLY Ambassador, Permanent Representative of Switzerland to the Council of Europe, Strasbourg		Daniel BIRCHMEIER Head of Division Multilateral Cooperation, State Secretariat for Economic Affairs, Bern
Turkey
Kaan ESENER Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Turkey to the Council of Europe, Strasbourg		Serhat KÖKSAL Director General for Foreign Economic Relations, Ministry of Treasury and Finance, Ankara

The Governor

The Governor of the CEB is the Bank’s legal representative and represents the CEB in all of its transactions and legal proceedings. The Governor is the head of the Bank’s operational services and is responsible for carrying out the day-to-day business and operating activities of the CEB based on the guidelines and the authorizations of the Administrative Council. He is responsible for the organization of the CEB’s operational services and for the Bank’s staff within the framework of the regulations adopted by the Administrative Council. He is assisted by one or more Vice-Governors and replaced by one of them if necessary. Pursuant to the Bank’s Articles of Agreement, the Vice-Governors are appointed by the Governing Board based on a proposal from the Governor, following an opinion on conformity from the Administrative Council and after consultation with the members of the Governing Board. The Governor determines the responsibilities of the Vice-Governors taking into account post descriptions approved by the Administrative Council.

The Governor and Vice-Governors are each appointed by the Governing Board for a five-year term (renewable once in the case of first-time appointments after November 2010). The current Governor and Vice-Governors are the following:

Governor and Vice-Governors	Position with CEB as of April 16, 2021	Years with the CEB	Expiration of Current Term
Rolf Wenzel	Governor	9.3	December 17, 2021
Carlo Monticelli	Vice-Governor for Financial Strategy	5.4	October 31, 2025
Rosa María Sánchez-Yebra Alonso	Vice-Governor for Social Development Strategy	4.3	December 17, 2021
Tomáš Boček	Vice-Governor for Target Group Countries	1.9	August 15, 2026

Auditing Board

Powers

The Auditing Board is required by the Articles to inspect the CEB’s accounts and verify that the operational accounts and balance sheet are in order, to certify in an annual report that the balance sheet and operational accounts accord with the books and records of the Bank, that they give an accurate and true picture of the state of the CEB’s affairs, and that the CEB is being managed according to the principles of sound financial management. Its audit is required to be conducted in accordance with generally accepted auditing standards.

The Auditing Board, as an independent supervisory body of the Bank’s activities, is entitled, separately from other controlling entities, to examine specific projects financed by the Bank. The audit may take place by review of documentation at the Bank and/or, in exceptional cases, and subject to the agreement of the Governor, by on-site visits. The Auditing Board has regular access to reports on internal audit activities, which includes a list of internal audits completed, audits in progress and status reports of audit findings. Moreover, the Auditing Board has full access to or may request for review all internal documents which it deems necessary to examine in order to carry out its duties. The Auditing Board may use external experts in cases where it is faced with a particular problem for which it requires specialized technical expertise that is not available among its members.

The Governor is required to inform the Auditing Board about the tenders for the appointment of the external auditor. Thereupon, the Auditing Board presents its opinion on the choice of the external auditor to the Administrative Council and the Governing Board as well as to the Governor and the Secretariat of the Partial Agreement.

ERNST & YOUNG Audit was selected by the Governing Board to be the Bank’s external auditor through 2021.

Composition

The Auditing Board is composed of three members originating from the Member States of the CEB. The Governing Board appoints the members of the Auditing Board, including substitute members, according to a rotation scheme. The Member States are invited to present candidates having significant professional experience in the financial audit field. The term of office of each member is three years and not more than one member is permitted to retire each year. Outgoing members are required to attend the meetings of the Auditing Board as an advisor until the next rotation becomes effective the following year.

The current members of the Auditing Board and their principal professions as of April 16, 2021, are Jacek Dominik (General Counsellor, International Cooperation Department, Ministry of Finance, Warsaw, Poland), Nata Lasmane (Director of Audit Department, Head of EU Fund’s Audit Authority, Ministry of Finance, Riga, Latvia) and Lucia Kašiarová (Project Coordinator, Ministry of Finance of the Slovak Republic, Member of Chartered Certified Accountants (ACCA)).

Staff

Over the years, the CEB has increased its staff numbers in accordance with the development of its activities. At year-end 2020, the Bank had a total of 209 permanent staff members in addition to appointed officials, up from 206 at year-end 2019. Of the 209 staff members, 144 were professional staff (of which 44% were women and 56% were men) and 65 were support staff (of which 75% were women and 25% were men). Although women are generally well represented at the Bank, continued efforts are undertaken to improve diversity, particularly through higher representation of women at senior levels and in management positions. The CEB monitors other aspects of diversity, including educational background, and recruits actively from all Member States.